HS3 TECHNOLOGIES, INC.
SUITE 600, 1800 BOULDER STREET
 DENVER, CO 80211-6400

February 5, 2008

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Joe Cascarano, Staff Accountant
Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	HS3 Technologies, Inc.
Form 10-KSB for the fiscal year ended June 30, 2008
Filed October 8, 2008 and
Form 10-Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 001-32289

In connection with your comment letter dated January 28, 2009, HS3 Technologies, Inc. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HS3 TECHNOLOGIES, INC.

Per:	/s/ Mark Lana
Mark Lana
Chief Executive Officer